Exhibit 99.90

SIGNATURE PAGE AND CERTIFICATE OF QUALIFIED PERSON

WILLIAM PAUL GORANSON

I, William Paul Goranson, P.E., do hereby certify that:

1.	I am the Chief Executive Officer and Director of enCore Energy Corp. located at 101 N. Shoreline Blvd. Suite 450, Corpus Christi, TX 78401.

2.	I am a contributing author of the Technical Report titled “Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA Mineral Resource Technical Report, National Instrument 43-101, Update, (the “Technical Report”).

3.	I have worked as an engineer over 34 years. My work experience includes: industrial engineering, uranium exploration, reservoir engineering/hydrology, mine production using in situ recovery, project development and construction, health, safety, environment, and radiation safety program management, mine/mill decommissioning and reclamation, and executive management uranium recovery companies and corporate divisions.

4.	I was last present at the site on February 4, 2020.

5.	I am responsible Sections 4, 13, Cutoff Criteria in Section 14, and 23 of the report.

6.	I am not independent of the issuer as described in section 1.5 of NI 43-101.

7.	I do have prior working experience on the property.

8.	I have read the definition of“qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

9.	I have read NI 43-101 and Form 43-lOIFl, and the Technical Report has been prepared in compliance with same.

10.	As of the date of this report, to the best of my knowledge, information and belief, the parts of the Technical Report and its reference in the Annual Information Form issued by enCore Energy Corp. for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I consent to the filing of the Technical Report and the Annual Information Form referencing the Technical Report with any stock exchange and/or other appropriate regulatory authority.

February 25, 2022

Signed and Sealed

William Paul Goranson, P.E.